Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-230919

Citius Pharmaceuticals, Inc.

Prospectus Supplement No. 2 dated March 26, 2021

(to Prospectus dated April 17, 2019)

1,534,628 shares of common stock

This Prospectus Supplement No. 2 updates, amends, and supplements the information previously included in the Prospectus dated April 26, 2019, as amended by the Prospectus Supplement No. 1 dated February 18, 2020, relating the sale or other disposition from time to time of up to 3,670,551 shares of our common stock, $0.001 par value per share, issuable upon the exercise of warrants held by the selling stockholders named in the prospectus, including their transferees, pledgees, donees or successors. We are not selling any shares of common stock under the prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The sole purpose of this prospectus supplement is to modify certain information in the prospectus set forth under the captions “The Offering,” “Use of Proceeds” and “Selling Stockholders” to update information regarding the selling stockholders to reflect (i) the exercise by one of the selling stockholders of all of its warrants and (ii) the transfer of warrants formerly held by three holders to one entity.

This prospectus supplement should be read in conjunction with the prospectus and Supplement No. 1, which are required to be delivered with this prospectus supplement. This prospectus supplement is qualified in its entirety by reference to the prospectus and Supplement No. 1 except to the extent that the information herein modifies or supersedes the information contained in the prospectus and Supplement No. 1. Except as amended by this prospectus supplement, the “The Offering,” “Use of Proceeds” and “Selling Stockholders” sections of the prospectus are not otherwise affected by this prospectus supplement.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or used except in connection with, the prospectus, including all amendments and supplements thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 2 is March 26, 2021.

The information regarding the warrants in the “The Offering” section of the prospectus is hereby amended as follows:

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,534,628 shares of our common stock issuable upon exercise of the following warrants:

●	warrants for 1,294,498 shares of common stock issued in a private placement in April 2019 to investors with an exercise price of $1.42 that expire on April 5, 2021; and
●	warrants for 240,130 shares of common stock issued in April 2019 to the placement agent for the private placement, with an exercise price of $1.93125 per share that expire on April 5, 2021.

The information regarding use of proceeds in the “Use of Proceeds” section of the prospectus is hereby amended as follows:

We may receive up to a total of $2,301,938 in gross proceeds if all of the warrants remaining unexercised are exercised hereunder for cash. However, as we are unable to predict the timing or amount of potential exercises of the warrants, we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds are allocated to working capital. Pursuant to conditions set forth in the warrants, the warrants are exercisable under certain circumstances on a cashless basis, and should a selling stockholder elect to exercise on a cashless basis we will not receive any proceeds from the sale of common stock issued upon the cashless exercise of the warrant. It is possible that the warrants may expire and may never be exercised.

The “Selling Stockholders” section of the prospectus, is hereby amended and restated in its entirety as follows:

The following table set forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them, which information is available to us as of March 26, 2021. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which the selling stockholder provided information for this table. We have not made independent inquiries about such transfers or dispositions. See the section entitled “Plan of Distribution” beginning on page 36 of the prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, or the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 134,403,607 shares of our common stock outstanding as of March 26, 2020.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before Any Sale		% of Class	Number of Share of Common Stock Offering	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus
					Number of Shares	% of Class
Leonard L. Mazur	17,953,131	(1)	12.6%	1,165,048	16,788,083	11.9%
Myron Holubiak	3,689,604	(2)	2.7%	129,450	3,560,154	2.6%
OTA LLC	232,926	(3)	*	232,926	-	-
Mark Viklund(4)	42,789	(5)	*	7,204	35,585	*
TOTAL	21,918,451		15.2%	1,534,628	20,383,823	14.3%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Consists of (i) 10,255,343 shares of common stock, (ii) 418,333 shares of common stock issuable upon exercise of options and (iii) warrants to purchase an aggregate of 7,279,455 shares of common stock.
(2)	Consists of (i) 1,992,243 shares of common stock, (ii) 225,000 shares of common stock issuable upon exercise of options and (iii) warrants to purchase an aggregate of 1,472,361 shares of common stock.
(3)	Consists of warrants to purchase 232,926 shares of common stock.
(4)	The selling stockholder is an affiliate of a registered broker-dealer.
(5)	Consists of warrants to purchase 42,789 shares of common stock.

Information about any other selling stockholders will be included in prospectus supplements or post-effective amendments, if required. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.